UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

COMMERCETEL CORPORATION

(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

-20085P100-
(CUSIP Number)

12/31/2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20085P100

1)	Names of Reporting Persons.
I.R.S. Identification Nos. of Above Persons (entities only)
Robert B. Prag

2)	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization
USA

Number of Shares	5) Sole Voting Power 1,306,584
Beneficially	6) Shared Voting Power 500,000
Owned by Each	7) Sole Dispositive Power 1,369,918
Reporting	8) Shared Dispositive Power 500,000
Person With

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,869,918

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11)	Percent of Class Represented by Amount in Item 9

8.31%

12)	Type of Reporting Person (See Instructions)

IN

ITEM 1.

(A)	NAME OF ISSUER: CommerceTel Corp.

(B)	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE
8929 Aero Drive, Suite E; San Diego, CA 92123

ITEM 2.

(A)	NAME OF PERSONS FILING
Robert B. Prag

(B)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE
2455 El Amigo Road; Del Mar, CA 92014

(C)	CITIZENSHIP
USA

(D)	TITLE OF CLASS OF SECURITIES
Common Stock

(E)	CUSIP NUMBER
20085P100

ITEM 3.

If this statement is filed pursuant to rule 240.13d-(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	___ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	___ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	___ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	___ An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

(f)	___ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)	___ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	___ Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: Robert B. Prag is the record holder of the following securities of CommerceTel Corporation (“Issuer”): (i) 1,306,584 shares of common stock; and (ii) Warrants entitling him to purchase from the Issuer 63,334 shares of common stock for $2.00 per share.

Mr. Prag is the trustee of The Del Mar Consulting Group, Inc. Retirement Plan Trust (the “Trust”), which Trust is the record holder of the following securities of Issuer: (i) 500,000 shares of common stock. As Robert B. Prag is the Trustee and a beneficial owner of The Del Mar Consulting Group, Inc. Retirement Plan Trust, he would be deemed to be the beneficial owner of these 500,000 shares of common stock as well.

(b)	Percent of class:
8.31%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,306,584

(ii)	Shared power to vote or to direct the vote: 500,000

(iii)	Sole power to dispose or to direct the disposition of: 1,369,918

(iv)	Shared power to dispose or to direct the disposition of: 500,000

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not Applicable

ITEM 10.	CERTIFICATION.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

By:	/s/ Robert B. Prag
Name: Robert B. Prag